UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 15, 2022

(Date of earliest event reported)

California Tequila, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
(State or other incorporation)	(I.R.S. Employer Identification No.)

30012 Aventura Suite A

Rancho Santa Margarita, CA 92688

(Full mailing address of principal executive offices)

310-427-9779

(Issuer’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

On July 11, 2022 Richard Gamarra sold 2,042,990 of his 9,020,988 shares of Class A-Voting common stock of California Tequila, Inc. (the “Company”).

The following table displays, as of July 15, 2022, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Title of Class	Name of beneficial owner	Address	Amount and nature of beneficial ownership (Shares)	Amount and nature of beneficial ownership acquirable	Percent of Class	Percent of All Classes of Shares
Class A Voting Common Stock	Richard D Gamarra Living Trust	30012 Aventura Rancho Santa Marg7arita, CA 92688	6,977,998	6,977,988	70.5%	66.6%
Class A Voting Common Stock	Rajan Bhadresh Patel	106 Hudson Bridge Ct, Stockbridge, GA 30281	2,042,990	2,042,990	22%	21%

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Tequila, Inc.

By:	/s/ Richard Gamarra
Name:	Richard Gamarra
Title:	Chief Executive Officer

Date:	July 15, 2022